FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 20, 2017

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Ms. Miller:

The Registrant is filing this correspondence in response to your comments provided on June 21, 2017 with respect to Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 3 under the Investment Company Act of 1940 to the Registration Statement on Form N-2 submitted on June 7, 2017 for the above-referenced Fund.

COMMENT 1. Please incorporate the Auditors’ Consent and the Auditors’ Report with the next POS-8C filing.

RESPONSE: The Registrant confirms that the Auditors’ Consent will be incorporated with the next POS-8C filing. Supplementally, the Registrant will remove the section titled “Report of Independent Registered Public Accounting Firm” in the Registrant’s Statement of Additional Information, as the Financial Statements for the Registrant have been incorporated by reference to the Annual Report to Shareholders of the Registrant, filed with the SEC on Form N-CSR on June 1, 2017 (File number 811-23174).

COMMENT 2. Please confirm for the Staff, to the extent possible, if the following transactions have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50: (a) shareholders of the Fund that are other funds or entities managed by the same Adviser; and (b) other shareholders deemed to be affiliates of the Fund, including management.

RESPONSE: The Registrant confirms that, to its knowledge, the financial statements appropriately disclose transactions pursuant to ASC 850-10-50.

COMMENT 3. The Staff noted that the financial highlights show the ratio of expense waiver/reimbursement in the table. Please consider moving the ratio of expense waiver/reimbursement to a footnote and disclose only the expense ratios/reimbursements required by the form.

RESPONSE: The Registrant respectfully declines to make the requested change. The Registrant believes that, although not required, including this disclosure in the table is helpful and beneficial to the shareholders.

COMMENT 4. Please consider disclosing the frequency in which the advisory and sub-advisory fees are paid in the Notes to Financials.

RESPONSE: The Registrant respectfully declines to make the requested change. The Registrant believes that the current advisory and sub-advisory fee language is consistent with the applicable requirements relating to advisory fee disclosures (which do not expressly require a discussion of frequency of payment).

COMMENT 5. Please disclose the cost of each restricted security (per Regulation S-X, 12-12, footnote 10). Currently it’s reported in the aggregate.

RESPONSE: The Registrant confirms that, in response to the Staff’s comment, in connection with future shareholder report filings it will either add the required information to each applicable security description on the “Portfolio of Investments” or an additional schedule in the Notes to the Financial Statements.

COMMENT 6. The Staff noted that the Fund had a significant investment in another fund (63.6%). Because of this significant amount, please include a footnote to the “Portfolio of Investments” indicating where additional information on investment in this fund can be found. (Comment is pursuant to AICPA Expert Panel meeting minutes of 10-1-2004)

RESPONSE: The Registrant supplementally confirms that the investment was in a money market fund that is used as the Fund’s cash vehicle and that the Registrant will disclose and footnote this information in connection with future shareholder report filings, as applicable.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal